ANNUAL INFORMATION FORM

OF

RUBICON MINERALS CORPORATION

Suite 1540 - 800 West Pender Street

Vancouver, BC  V6C 2V6

March 31, 2009

(for the year ended December 31, 2008)

RUBICON MINERALS CORPORATION

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

PRELIMINARY NOTES[INSERT PAGE NUMBER]
DocumentsIncorporated by Reference
Date of Information
Currency
Forward-Looking Statements
Caution Regarding Adjacent or Similar Mineral Properties
Caution Regarding Reference to Resources and Reserves
Caution Regarding Historical Results
Glossary of Terms

CORPORATE STRUCTURE[INSERT PAGE NUMBER]
Name, Address and Incorporation
Inter-Corporate Relationships

GENERAL DEVELOPMENT OF BUSINESS[INSERT PAGE NUMBER]
Three Year History
Financings
Significant Acquisitions

DESCRIPTION OF THE BUSINESS[INSERT PAGE NUMBER]
General
Risk Factors
Material Mineral Projects
Phoenix Gold Project (Red Lake Mining Division, Ontario)
Non Material Projects
US Projects

DIVIDENDS[INSERT PAGE NUMBER]
Other Share Issuances

DESCRIPTION OF CAPITAL STRUCTURE[INSERT PAGE NUMBER]
General Description of Capital Structure
Constraints
Ratings

MARKET FOR SECURITIES[INSERT PAGE NUMBER]
Trading Price and Volume  [

ESCROWED SECURITIES[INSERT PAGE NUMBER]

DIRECTORS AND OFFICERS[INSERT PAGE NUMBER]
Name, Occupation and Security Holding
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Conflicts of Interest

PROMOTERS[INSERT PAGE NUMBER]

AUDIT COMMITTEE[INSERT PAGE NUMBER]
Audit Committee Charter
Composition of the Audit Committee
Relevant Education and Experience
Reliance on Certain Exemptions
Reliance on the Exemption in Subsection 3.3(2) or Section 3.6
Reliance on Section 3.8
Audit Committee Oversight
Pre-Approval Policies and Procedures
External Auditor Service Fees (By Category)

LEGAL PROCEEDINGS AND REGULATORY ACTIONS[INSERT PAGE NUMBER]
Legal Proceedings
Regulatory Actions

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

TRANSFER AGENTS AND REGISTRARS

MATERIAL CONTRACTS

NAMES AND INTERESTS OF EXPERTS

ADDITIONAL INFORMATION

PRELIMINARY NOTES

DocumentsIncorporated by Reference

Incorporated by reference into this Annual Information Form (“AIF”) are the following documents, copies of which may be obtained online on the SEDAR website at www.sedar.com.

(a)	Audited Consolidated Financial Statements of the Company for the year ended December 31, 2008;

(b)	Management Discussion and Analysis of the Company for the year ended December 31, 2008(“MD&A”);

(c)
Agreement for Purchase and Sale of Mineral Interests and Financing of Rubicon dated May 18, 2007between Rubicon, McEwen Capital Corporation, Evanachan Limited, Evanachan (Alaska) Ltd., Lexam Explorations Inc., Lexam Explorations (U.S.A.) Inc. and Robert McEwen.

(d)	All News Releases pertaining to the Phoenix Project on or after March 12, 2008.

(e)	Management Information Circular dated June 27, 2008in respect of the 2008 Annual Meeting (“Information Circular”);

(f)	Stock Option Plan dated May 14, 2007and amended June 17, 2008.

(g)	Technical report dated January 9, 2009entitled “Exploration Activities of Rubicon MineralsCorporation on the Phoenix Gold Project; and

(h)	Material Change Reports dated November 10 and 28, 2008; February 23, March 11 and 13, 2009.

Date of Information

All information in this AIF is as of December 31, 2008, unless otherwise indicated.

Currency

All dollar amounts are expressed in Canadian Dollars, unless otherwise indicated.

Forward-Looking Statements

This AIF and the documents incorporated by reference herein contain "forward-looking information" within the meaning of securities legislation, including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents.  Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.

These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that demand for products develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.  The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to costs and timing of the development of new deposits,  success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration operations, environmental risks, unanticipated reclamation expenses, title disputes or claims.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in ore resources, grade or recovery rates; actual results of current exploration activities; actual results of current reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; risks related to joint venture operations; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in this AIF.  Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Caution Regarding Adjacent or Similar Mineral Properties

This AIF contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 strictly prohibit information of this type in documents filed with the SEC. The Company is exempt from the requirements of Industry Guide 7 pursuant to the Canada-U.S. Multi-Jurisdictional Disclosure System. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

Caution Regarding Reference to Resources and Reserves

National Instrument 43-101 Standards of Disclosure of Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM. United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7. Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made. See “Glossary of Terms”.

Caution Regarding Historical Results

Historical results of operations and trends that may be inferred from the discussion and analysis in this AIF may not necessarily indicate future results from operations.  In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.

Glossary of Terms

The following technical terms may be used in this Annual Information Form, and may appear capitalized or in lower case, without any difference in meaning.

“aeromagnetic/airborne magnetic” - Measurement of the earth's magnetic field from an aircraft for the purpose of recording the magnetic characteristics of rocks.

“anomaly” – any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

“archean” - geological ages older than 2.4 billion years;

“arsenopyrite”- a sulphide of arsenic and iron having the chemical formula FeAsS;
“assay” - An analysis to determine the presence, absence or quantity of one or more chemical components.

“au” - gold

“base metal” - A metal, such as copper, lead, nickel, zinc or cobalt.

“belt” - A specific elongate area defined by unique geologic characteristics.

“breccia” - Rock fragmented into angular components.

“carbonate” - A rock composed principally of calcium carbonate (CaC03).

“copper” – A ductile, malleable base metal with a myriad of uses in construction (piping, wire) and electronics due to its high electrical and thermal conductivity and good resistance to corrosion.

“diamond drilling/drill hole” - A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

“dip” - The angle at which a stratum is inclined from the horizontal.

“fault” - A fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

“feldspar” – a group of common rock-forming minerals that includes microcline, orthoclase, plagioclase and others.

“felsic” - light-coloured silicate minerals such as quartz, feldspar and feldspathoids.

“footwall” – the rock on the underside of a vein or ore structure

“formation” - A body of rock identified by lithological characteristics and stratigraphic position.

“geochemistry/geochemical” - Study of variation of chemical elements in rocks or soil.

“geology/geological” – Study of the Earth’s history and life, mainly as recorded in rocks.

“geophysics/geophysical” - Study of the earth by quantitative physical methods, either by surveys conducted on the ground, in the air (by fixed wing aircraft or helicopter) or in a borehole or drillhole.

“gold” – A heavy, soft, ductile, malleable precious metal used in jewelry, dentistry, electronics and as an investment.

“hectare” - A square of 100 metres on each side.

“igneous” – A classification of rocks formed from the solidification from a molten state.

“intercalated” - said of layered material that exists or is introduced between layers of a different character; esp. said of relatively thin strata of one kind of material that alternates with thicker strata of some other kind, such as beds of shale intercalated in a body of sandstone.

“intrusive”– a body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

“mafic” - An igneous rock composed chiefly of dark iron and manganese silicate minerals.

“magnetic survey” - A geophysical survey conducted on the earth’s surface that measures variations in the earth's magnetic field caused by variations in rock type or geological structures.

“manganese” - A gray-white, hard, brittle metallic element. Symbol, Mn. Manganese does not occur uncombined in nature, but its minerals are widely distributed. Pyrolusite (MnO2) and rhodochrosite (MnCO3) are the most common minerals. The discovery of large quantities of manganese nodules on the ocean floor, containing about 24% manganese, holds promise as a source of manganese. Used to form many important alloys, esp. with steel, aluminum, and antimony; used in dry cells and glass, and in the preparation of oxygen, chlorine, and medicines.

“mapping” – The art and science of recording geological observations on a map.

“mineralization” - The concentration of metals and their chemical compounds within a body of rock.

“ore” - Rock containing mineral(s) or metals that can be economically extracted to produce a profit.

“outcrop” - An exposure of bedrock at the surface.

“porphyry” - A rock consisting of larger crystals embedded in a more compact finer grained groundmass.

“prospecting” – The art and science of searching for mineral deposits.

“pyroxene” – A calcium/sodium ferromagnesium silicate. One of the major rock forming minerals.

“quartz” - A mineral composed of silicon dioxide.

“sediment” - Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

“sedimentary” - Pertaining to or containing sediment or formed by its deposition.

“shear zone” - An area of rock which has failed or sheared in response to applied stress;

“silicification” - The introduction of, or replacement by, silica, generally resulting in the formation of fine-grained quartz, chalcedony, or opal, which may fill pores and replace existing minerals.

“soil sampling” - Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.
“stratigraphy” - Strictly, the description of bedded rock sequences; used loosely, the sequence of bedded rocks in a particular area.

“strike” - Direction or trend of a geologic structure.

“structure/structural” - Pertaining to geological structure, ie folds, faults, etc.

“sulphide/sulphidation” - A group of minerals in which one or more metals are found in combination with sulfur/rock that has been sulphidized.

“ultramafic” - igneous rocks consisting mainly of ferromagnesian minerals to the exclusion of quartz, feldspar and feldspathoids.

“Tailing” - Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

“vein” - A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz /a small vein or cluster of veins.

“volcanic” - Descriptive of rocks originating from volcanic activity.

General

“2008 Circular” means the Management Information Circular dated May 7, 2008 for the Company’s 2008 Annual and Meeting held on June 17, 2008;

“AIF” means this Annual Information Form together with the documents incorporated by reference;

 “Company” or “Rubicon” means Rubicon Minerals Corporation;

“net smelter return royalty”or “NSR” means the gross revenues as a payment realized from the disposition of product after deduction of limited deductions, such as cost incurred for sampling and assaying, transportation, insurance, treatment penalties, taxes on product or its disposition.  A net smelter return is a share of the net revenues generated from the sale of metal produced by a mine;

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects issued by the Canadian Securities Administrators;

“NI 51-102” means National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators;

“NI 52-110” means National Instrument 52-110, Audit Committees, of the Canadian Securities Administrators;

“NYSE Amex” means the NYSE Amex stock exchange;

 “preliminary feasibility study” and “pre-feasibility study” each mean a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve;

 “qualified person”– in relation to a 43-101 technical report - an individual who

1.	is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;
2.	has experience relevant to the subject matter of the mineral project and the technical report; and
3.	is in good standing with a professional association and, in the case of a foreign association listed in Appendix A to NI 43-101, has the corresponding designation of Appendix A to NI 43-101;

“TSX” means the Toronto Stock Exchange;

“TSX Venture” means the TSX Venture Exchange.

Geological Terms

Resources/Reserves

“Mineral Resource” – (NI43-101 definition) – a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge;

“Inferred Mineral Resource”– (NI43-101 definition)– that part of a “Mineral Resource” for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

CORPORATE STRUCTURE

Name, Address and Incorporation

Rubicon Minerals Corporation (“Rubicon” or the “Company”) was incorporated on March 4, 1996 under the Company Act (British Columbia) and was transitioned on June 23, 2005 under the Business Corporations Act (British Columbia).  The shareholders of the Company also passed special resolutions to remove the pre-existing company provisions, to alter the Company’s authorized share structure to an unlimited number of common shares and to adopt new Articles on June 23, 2005.

The Company’s head office is located at Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6 and its registered office is located at Davis LLP, 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2Z7.

Inter-Corporate Relationships

The Company has seven wholly owned subsidiaries, 691403 BC Ltd., incorporated under the Business Corporations Act (British Columbia) on March 31, 2004, 1304850 Ontario Inc., incorporated under the Business Corporations Act (Ontario), on September 14, 1998, 7070918 Canada Ltd., incorporated under the Business Corporations Act (Canada)  on October 31, 2008, Rubicon Minerals Nevada Inc., incorporated under the Business Corporations Act (British Columbia), on May 1, 2007, Rubicon Alaska Holdings Inc., incorporated under the Ontario Business Corporations Act on January 12, 2006, Rubicon Alaska Corp., incorporated under the laws of the State of Alaska, on December 19, 2006 and Rubicon Nevada Corp., incorporated under the laws of the State of Nevada, on May 14, 2007.

691403 BC Ltd. holds the Company’s interest in certain surface patents on the Phoenix property in Red Lake, Ontario.  1304850 Ontario Inc. holds certain mineral properties that were acquired pursuant to the ERD agreement, executed in March, 2003.  7070918 Canada Ltd., was incorporated for the purpose of holding certain mineral titles.  Rubicon Minerals Nevada Inc., holds 100% of Rubicon Nevada Corp. which holds all the Company’s Nevada properties.  Rubicon Alaska Holdings Inc. holds the beneficial title to all the Company’s Alaska properties and Rubicon Alaska Corp., holds the legal title to all the Company’s Alaska properties.  See “General Development of the Business – Ontario Properties – Red Lake”, “Investments – English Royalty Division” and “U.S. properties”.

The following chart illustrates the Company’s structure, including subsidiaries as described above (collectively the “Subsidiaries”).  All subsidiaries are 100% owned by Rubicon Minerals Corp. or its subsidiaries:

GENERAL DEVELOPMENT OF BUSINESS

Three Year History

The Company is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits in North America through Company-funded and partner-funded exploration.  In addition, the Company selectively invests in other mineral exploration and resource companies that the Company considers to be of merit.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec in Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on NYSE Amex in the United States under the symbol ‘RBY’.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

In addition to its principal exploration properties, prior to July 13, 2006, the Company held a 60.3% investment in a subsidiary named Toquima Minerals Corporation (“Toquima”) that held gold and base metal exploration properties in the States of Nevada and Alaska in the United States.  Also, prior to July 13, 2006, the Company held a 39.6% interest in Africo Resources Ltd., a private B.C. Company that controlled an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.  These assets were spun off under a Plan of Arrangement closed on December 8, 2006 (the “Arrangement”) as described below.

In addition to its principal exploration properties, during the three year period up until the July 13, 2006 Toquima plan of arrangement referred to in the paragraph below, the Company held a 60.3% investment in a subsidiary named Toquima Minerals Corporation (“Toquima”) that held gold and base metal exploration properties in the States of Nevada and Alaska in the United States.  The Company held a 39.6% interest in Africo Resources Ltd., a private B.C. Company that controlled an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

On July 13, 2006, Carlin Gold Corporation completed a plan of arrangement, whereby Carlin acquired all of the share of Toquima, pursuant to which the Company exchanged its 7,903,978 shares, (60.3%) with a carrying value of $1,128,969 for 4,347,186 shares of Carlin Gold Corp. (“Carlin”) and 3,556,790 shares of Constantine Metal Resources Ltd. (“Constantine”) with a total value at the plan agreement date of $1,264,636.  90% of the Carlin and Constantine shares were placed in escrow, with 15% to be released every 6 months over 3 years.  After completion of the plan of arrangement and Constantine’s initial public offering, the Company owned approximately 13% of Carlin and 24% of Constantine.  Constantine shareholdings owned by the Company have subsequently been reduced to 9.1%.

On December 8, 2006, the Company closed the Arrangement, pursuant to an Amended and Restated Arrangement Agreement amended and restated as of November 22, 2006 and effective as of July 6, 2006 among the Company, Paragon Minerals Corporation (“Paragon”), CopperCo Resource Corp. (now Africo Resources Ltd.) (“Africo”) and Africo Resources Ltd. (now Africo Resources (B.C.) Ltd.) spinning off its Newfoundland assets and investment in Africo Resources Ltd.  As a result of the Plan of Arrangement, the Company began 2007 focused on its core Red Lake, Ontario properties, with a treasury of approximately $11.2 million sufficient to fund its exploration programs.  The Company’s Newfoundland properties were transferred to Paragon, a new public company, currently trading on the TSX Venture.  Each shareholder of the Company received 1/6 of a Paragon common share for each common share of the Company held on December 19, 2006.  All of the Company’s investment in Africo was transferred into the new Africo, a new public company, currently trading on the TSX. Each shareholder of the Company also received 0.968 of an Africo common share for each common share of the Company held on December 19, 2006.

On February 25, 2007, the Company entered into a letter agreement (“Letter Agreement”) with Evanachan Limited (“Evanachan”), McEwen Capital Corporation (“McEwen Capital”) and Lexam Explorations Inc. (“Lexam”) wherein Rubicon agreed to acquire a 513,000 acre land package in the area of the Pogo gold mine in Alaska (“Alaska Properties”) from Evanachan and McEwen Capital for approximately $22 million and acquire a 225,000 acre land position in northeast Nevada and Utah (the “Nevada Properties”) from Lexam and its indirectly wholly-owned subsidiary, Lexam Explorations U.S.A. Inc. (“Lexam USA”) for approximately $6 million, payable in shares of Rubicon.  Evanachan, Lexam and McEwen Capital are each controlled by Robert McEwen (“McEwen”), former Chairman and CEO of Goldcorp Inc.  McEwen, through the companies he controls, also agreed to acquire a major stake in Rubicon through the purchase by way of private placement of a minimum of $10 million in units of Rubicon (each, a “Unit”), and agreed to place on a best-efforts basis up to an additional $5 million, for a total of $15 million (the “Unit Offering”).  Each Unit consisted of one common share of Rubicon and one-half of one transferable warrant, with each whole warrant (a “Warrant”) entitling the holder to purchase one common share of Rubicon for a price of $1.50 for two years from the date of issuance.

On May 14, 2007, the shareholders of the Company approved the transactions, including the Unit Offering, the acquisition of the Alaska Properties and the Nevada Properties, and the change of control to McEwen.  The letter agreement was replaced and superseded by a definitive purchase and sale of mineral interests and financing agreement dated May 18, 2007, among the Company, McEwen Capital, Evanachan, Evanachan (Alaska) Ltd. (“Evanachan Alaska”), Lexam, Lexam U.S.A. and McEwen (the “Purchase, Sale and Financing Agreement”).  On May 18, 2007, the transactions closed and Rubicon issued 21,428,571 common shares and 10,714,271 warrants pursuant to the Unit Offering.  Rubicon also issued 31,428,571 common shares to Evanachan for the Alaska Properties (acquired through the purchase of two companies owned by Evanachan, McEwen Capital and Evanachan Alaska, which owned the Alaska Properties) and 8,571,429 shares to Lexam USA for the Nevada Properties, all at a deemed value of $0.70 per share.  A copy of the Purchase, Sale and Financing Agreement is attached to the Company’s Material Change Report dated May 25, 2007, which is filed on www.sedar.com.  The acquisition by the Company of the Alaska Properties and the Nevada Properties and the Alaska/Nevada Offering are referred to in this AIF as the “McEwen Transaction”.

In 2008, the Company discovered the F2 gold zone at its Phoenix Property which has been the focus of exploration for the Company.  In November 2008, the Company raised an additional $10.2 million to further advance the exploration of F2 Gold Zone

Financings

On April 12, 2006, the Company closed a brokered ”bought deal” private placement of 7,640,560 common shares at $1.48 per share for proceeds of $10.6 million net of a 6% commission to the underwriters.  Proceeds of the financing were used to fund ongoing exploration on the Company’s Red Lake properties, costs associated with the Plan of Arrangement and general working capital.

On May 18, 2007, the Company closed a $15 million non-brokered private placement of 14,285,714 shares at a price of $0.70 as part of the McEwen Transaction.  The Company issued 31,428,571 common shares to Evanachan for the Alaska Properties (acquired through the purchase of two companies owned by Evanachan, McEwen Capital and Evanachan Alaska, which own the Alaska Properties) and 8,571,429 shares to Lexam USA for the Nevada Properties, all at a deemed value of $0.70 per share.  See General Development of Business - Three Year History.

On November 15, 2007, the Company completed the brokered “bought deal” private placement of 4,651,200 “flow-through” common shares at a price of $2.15 per share for gross proceeds of $10,000,080.  An underwriter’s fee equal to 7% of the gross proceeds of the brokered private placement was paid through the issuance of 393,262 non-flow through common shares of the Company at a deemed price of $1.78. In conjunction to the foregoing, the Company completed a non-brokered private placement of 185,698 “flow through” common shares of the Company at $2.15 per share for gross proceeds of $399,250.70.  Directors and officers of the Company purchased an aggregate of 91,628 of the shares offered under the non-brokered private placement.

On November 18, 2008, the Company completed concurrent brokered and non-brokered private placements, raising gross aggregate proceeds of $10,200,930.  Pursuant to the brokered offering, the Company issued 4,500,000 flow-through common shares (the “FT Shares”) at a price of $1.35 per FT Share and 3,296,300 common shares (the “Offered Shares”) at a price of $1.10 per Offered Share, for gross proceeds of $9,700,930 (the “Brokered Offering”).  GMP Securities L.P. acted as lead agent in connection with the Brokered Offering, along with a syndicate of agents that included Research Capital Corporation and TD Securities Inc.  The Company also issued 370,370 flow-through shares at a price of $1.35 per flow-through share to certain insiders and employees of the Company as well as other qualified investors, for gross proceeds of $500,000.

On March 5, 2009, the Company closed a brokered “bought deal” private placement (the “Offering”), raising gross proceeds of $40,000,000.  Pursuant to the Offering, the Company issued 25,000,000 common shares (the “Common Shares”) at a price of $1.60 per Common Share. GMP Securities L.P. acted as lead agent in connection with the Offering, along with a syndicate of agents that included Macquarie Capital Markets Canada Ltd., TD Securities Inc., Research Capital Corporation, BMO Nesbitt Burns Inc., Genuity Capital Markets, Thomas Weisel Partners Canada Inc. and Dundee Securities Corporation. Proceeds from the issue and sale of the common shares shall be used for exploration and development of its Phoenix property, plus general and administrative and working capital purposes.

Significant Acquisitions

The Company has not made any significant acquisitions during the financial year ended December 31, 2008 that would require the Company to file a Form 51-102F4 Business Acquisition Report under Part 8 of NI 51-102.

DESCRIPTION OF THE BUSINESS

General

The Company is a mineral exploration company engaged in the acquisition, exploration, and development of exploration properties and its financial success is dependent upon its ability to discover economically exploitable mineralization.  The probability of such success is difficult to quantify and the amount of resulting income, if any, cannot be determined with any certainty.

The Company is exploring its mineral properties in order to determine whether these properties contain economically recoverable mineral resources.  The Company’s current properties do not at this time have any known or identified mineral reserves.  A NI43-101 inferred resource is present at the Phoenix property (see “Phoenix Gold project (formerly McFinley Gold Property)”)

Specialized Skill and Knowledge

All aspects of the Company’s business require specialized skills and knowledge.  Such skills and knowledge include the areas of geology, drilling, logistical planning and implementation of exploration programs, treasury and accounting.  While periods of increased activity in the resource mining industry can make it more difficult to locate competent employees and consultants in such fields, the Company has found it can locate and retain such employees and consultants and believes it will continue to be able to do so.

Competitive Conditions

The resource industry is intensely competitive in all of its phases.  The Company competes with many companies possessing greater financial and technical facilities.  Competition could adversely affect the Company’s ability to acquire suitable projects in the future.  See “Risk Factors”.

Business Cycles

The mineral exploration business is subject to mineral price cycles.  The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles.

Economic Dependence

The Company’s business is not substantially dependent on any contract, such as a contract to sell the major part of its production to one or more specific purchasers.

Changes to Contracts

It is not expected that the Company’s business will be affected in the current financial year by the renegotiation or termination of contracts or sub-contracts.

Environmental Protection

The Company currently conducts its exploration and development activities in Canada principally in Ontario and in the United States. Such activities are subject to various laws, rules and regulations governing the protection of the environment.  To the best of the Company’s knowledge, all of the Company’s activities are in compliance in all material respects with applicable environmental legislation.  The financial and operational effects of environmental protection requirements on the Company’s capital expenditures, earnings and competitive position have not been significant in the year ended December 31, 2008, and are not expected to become significant until and unless the Company develops a mine on one of its exploration properties.

Employees

As of the date of this AIF, the Company has twenty-four full-time employees.  The Company also relies on consultants to carry on many of its activities and, in particular, to supervise work programs on its mineral properties.

Foreign Operations

The Company is not dependent to any material extent on foreign operations.  Although it has exploration properties in Nevada and Alaska, the Company’s main focus is on exploration of its Phoenix property in Ontario.

Bankruptcy, Receivership or Similar Proceedings

There has been no bankruptcy, receivership, or similar proceedings against the Company or any of its subsidiaries, or any voluntary bankruptcy, receivership or similar proceedings by the Company or any of its subsidiaries within the three most recently completed financial years and up to the date of this AIF, and none are proposed.

Material Reorganization

Other than as disclosed, there has been no material reorganization of the Company within the past three financial years or completed during the current financial year, except for the Arrangement and the McEwen Transaction.  See “Three Year History - 2008”.  No material reorganization has been proposed for the current financial year.

Social or Environmental Policies

The Company is and has been carrying out exploration in Canada, principally in Ontario.  Such activities are subject to various laws, rules and regulations governing the protection of the environment, including posting of reclamation bonds.  Management has adopted and is committed to environmental guidelines designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it.  To the best of the Company’s knowledge, all of the Company’s activities are in compliance in all material respects with applicable environmental legislation.  The environmental guidelines are briefly described as follows:

•	Maintain good environmental management practices by keeping up-to-date with current best practice code and changes in environmental regulations and guidelines;

•	Protect the health and safety of employees, contractors and the public in connection with Company’s activities; and

•	Provide employees and contractors with the resources to integrate and apply Rubicon’s Guiding Principles into their daily activities.

Risk Factors

The Company is subject to a number of risks due to the nature of its business and the present stage of development of business.  The following factors should be considered:

Title Risks

The acquisition of title to resource properties is a very detailed and time-consuming process.  The Company holds an interest in its properties through mining claims.  Title to, and the area of, the mining claims may be disputed.  There is no guarantee that such title will not be challenged or impaired.  There may be challenges to the title of the properties in which the Company may have an interest, which, if successful, could result in the loss or reduction of the Company’s interest in the properties.

Although title to its material property has been reviewed by or on behalf of the Company, no assurances can be given that there are no title defects affecting the properties.  Title insurance generally is not available for mining claims in Canada and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties may be severely constrained.

Rubicon has not conducted surveys of all of the claims in which it holds direct or indirect interests, therefore, the precise area and location of such claims may be in doubt.  Accordingly, the properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, Rubicon may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

No Known Reserves

The Company’s properties are in the exploration stage and are without a known body of commercial ore.  A NI43-101 Inferred Resource is present at the Phoenix property (see “Phoenix Gold project (formerly McFinley Gold Property”). The Company has no proven or probable resources on its properties.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production.  The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company has no mineral producing properties at this time.  Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered “resources” or “reserves.”  The Company has not defined or delineated any proven or probable reserves or resources on any of its properties.  Although the mineralized material and mineralized deposit estimates included herein have been carefully prepared by the Company, or, in some instances have been prepared, reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that any particular level of recovery of gold, silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve.  See “Forward-Looking Statements” and “Glossary of Terms” above.

Development of any of the Company’s properties will only follow upon obtaining satisfactory exploration results.  Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties.  Several years may pass between the discovery of a deposit and its exploitation.  Most exploration projects do not result in the discovery of commercially mineable mineralized deposits.

Operating Hazards and Risks

Mineral exploration involves many risks.  The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to surface and underground exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage.  Fires, power outages, labour disruptions, flooding, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company conducts exploration activities in the Canadian Province of Ontario and the states of Alaska and Nevada in the United States.  Such activities are subject to various laws, rules and regulations governing the protection of the environment, including, in some cases, posting of reclamation bonds.  In Canada, extensive environmental legislation has been enacted by federal and provincial governments.  Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water.  All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates.  Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.  The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

United States

Federal initiatives are often administered and enforced through state agencies operating under parallel state statutes and regulations.  Although some mines continue to be approved in the United States, the process is increasingly cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material effect on exploring, and mining our properties.  Compliance with statutory environmental quality requirements described above may require significant capital investments, significantly affect our earning power, or cause material changes in our intended activities.  Environmental standards imposed by federal, state, or local governments may be changed or become more stringent in the future, which could materially and adversely affect our proposed activities.  As a result of these matters, our operations could be suspended or cease entirely.

In the United States, federal legislation and regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Mine Safety and Health Administration, and other federal agencies, and legislation such as the Federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act, and Comprehensive Environmental Response, Compensation, and Liability Act, have a direct bearing on U.S. exploration and mining operations.  These regulations will make the process for preparing and obtaining approval of a plan of operations much more time-consuming, expensive, and uncertain.  Plans of operation will be required to include detailed baseline environmental information and address how detailed reclamation performance standards will be met.  In addition, all activities for which plans of operation are required will be subject to a new standard of review by the Bureau of Land Management, which must make a finding that the conditions, practices or activities do not cause substantial irreparable harm to significant scientific, cultural, or environmental resource values that cannot be effectively mitigated.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations.  The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping.

Environmental hazards may exist on the Company’s properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Market Price of Company’s Shares and Financing

In recent months, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities.  In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price.  As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure investors to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders.

Permits and Licenses

 The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Competition

The resource industry is intensively competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.  Competition could adversely affect the Company’s ability to acquire suitable producing properties or prospects for exploration in the future.

Governmental Regulation

Exploration activities on the Company’s properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property.  There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations.  Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties.  Exploration on the Company’s properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure.  The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province or US State in which it is carrying out work.  Mineral exploration primarily falls under provincial jurisdiction.  However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company’s projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

Ontario

Legislation and regulations implemented by the Ministry of Northern Development and Mines and the Ministry of Natural Resources directly affect the mining industry in the Province of Ontario where the Company holds some of its mineral claims.  The Company can carry out exploration work including drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, provided that it complies with applicable provincial and federal acts and regulations in so doing.  The Company is not required to obtain a work permit for exploration activities on its Ontario properties.

The Acts and Regulations which guide exploration activity in Ontario are: the Mining Act, the Public Lands Act, the Forest Fire Prevention Act, Lakes and Rivers Improvement Act, Crown Timber Act, Fisheries Act, Occupational Health and Safety Act, Health Protection and Promotion Act, Environmental Protections Act, and Gasoline Handling Act.

General Developments

The mineral exploration and development business is intensely competitive and as such the Company must maintain and enhance its high technical abilities in order to compete in raising capital and delivering exploration results.

Management

The Company is dependent upon a number of key directors, officers and employees:  David W. Adamson, President and CEO; Robert G. Lewis, CFO; William J. Cavalluzzo, Vice-President – Investor Relations; and Matt Wunder, Vice-President - Exploration.  The loss of any one or more of the named directors, officers and employees could have an adverse effect on the Company.  The Company has entered into management contracts with Messrs. Adamson, Lewis, Cavalluzzo and Wunder.  See “Directors and Officers”.  The Company does not maintain key person insurance on any of its management.

Conflicts of Interest

Certain directors of the Company are directors of, or may become associated with, other natural resource companies that acquire interests in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed.  The officers and directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any interest which they may have in any project or opportunity of the Company, but each officer or director has the identical obligation to other companies for which such officer or director serves as an officer or director.

Limited Operating History:  Losses

The Company has no experience in mining or processing of metals.  The Company has experienced, on a consolidated basis, losses in two of the past three years of its operations, including net income of $284,385 and losses of $2,216,381 and $3,787,920 in the years ended December 31, 2008, 2007 and 2006, respectively.  The Company has no mineral properties in development or production and has no revenues from operations.  The Company does not anticipate it will earn any material revenue in 2008 and anticipates it will incur losses for the foreseeable future.  There can be no assurance that the Company will operate profitably in the future, if at all.  As at December 31, 2008, the Company’s deficit was $21,561,509.

Price Fluctuations:  Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the price of the Company’s common shares fluctuated from a high of $2.00 to a low of $0.90 per share during the financial year ended December 31, 2008.  There can be no assurance that the continual fluctuations in price will not occur.

Shares Reserved for Future Issuance:  Dilution

As at December 31, 2008 there were 4,733,300 options outstanding at a weighted average price of $1.10 per share and 10,714,271 warrants outstanding at a weighted average price of $1.50.  As at March 28, 2009, there were 7,083,800 options outstanding at a weighted average price of $1.07 per share and 10,624,985 warrants outstanding at a weighted average price of $1.50 per share pursuant to which shares may be issued in the future, which will result in further dilution to the Company’s shareholders and pose a dilutive risk to potential investors.

Risk Associated with the Issuance of Flow-Through Shares

The Company has financed its past exploration activities and operations primarily through the issuance of equity, including flow-through shares.  Under the Income Tax Act (Canada), exploration companies are permitted to issue flow-through shares pursuant to a written agreement under which the issuer agrees to incur certain eligible Canadian exploration expenses within the time frame specified in the agreement and to flow-through or “renounce” the related tax deduction to the investor.  The proceeds from the issuance of flow-through shares must be expended on “qualifying expenditures,” which are related to mineral exploration.

In general, in such circumstances the Company agrees to incur certain qualifying expenditures and to renounce the related tax deduction to the investor within the time frame specified in the given agreement.  In the event that the Company is unable to make the renunciation or fails to expend the funds on qualifying expenditures, the investor may be subject to reassessment for any related tax deduction taken by the investor and the Company could be liable to the investor for damages in an action for breach of contract.  However, there is no right of rescission of the subscription contract that would result in a reversal of the share issuance.  The investor may be entitled to damages (based on a breach of contract claim), which may include amounts related to the increased tax liability that the shareholder experienced resulting from the failure of the Company to renounce the contracted qualifying expenditures.  In addition, the Company could be required to pay a penalty and interest to Revenue Canada for failure to make and renounce such qualifying expenditures.

Although the Company believes it will make the qualifying expenditures based on its current operating plan and renounce the related tax deduction for the benefit of the purchasers of its flow-through shares, there can be no assurance that the Company will make the qualifying expenditures or renounce such deductions in a timely manner.  The failure to make the qualifying expenditures or to renounce such deductions in a timely manner could have a material adverse effect on the Company’s business or its ability to raise additional financing through the issuance of flow-through shares.

Occupier liability and environmental hazard risks

On the Phoenix Gold Project, there are a number of mine structures (head frame, bulk sample process plant) and mine features (unused tailings and settling ponds, rock dumps) which were used by the previous owners to gain underground access and stockpile mill feed.  The mill was never operational and the stockpiled feed was never processed.  The Company conducts on-going general rehabilitation activities to ensure the site is safe and secure.  There are no immediate and material environmental concerns or liabilities based on consulting reports from URS Corporation and AMEC Engineering.  Relatively minor environmental issues exist that can readily be addressed on final closure of the site.  Water quality in the receiving environment meets prevailing norms.  In May of 2007, BZ Environmental Consulting was retained to perform monthly baseline water sampling.  See also “Governmental Regulation” above

Material Mineral Projects

Overview of the Red Lake Greenstone Belt

The majority of the Company’s Ontario mineral properties are located in the Red Lake gold camp which is situated in the Red Lake greenstone belt (“RLGB”), an accumulation of Archean-age metavolcanic, metasedimentary and intrusive rocks comprising a portion of the Uchi Sub-Province of the Canadian Shield.  The belt is recognized for its high-grade, highly profitable gold mines, which include the world class Campbell (Goldcorp) and Red Lake (Goldcorp) mines, both now known as the Red Lake Mine.

Gold was first discovered in the Red Lake area during the mid-1920s and by the mid-1930s several producing gold mines were in operation.  Since that time the (“RLGB”) has been intermittently explored by numerous companies and prospectors.

The (“RLGB”) records a volcanic history that spans 300 Million years (“Ma”), and is represented by seven volcano-sedimentary assemblages (Balmer, Ball, Bruce Channel, Trout Bay, Slate Bay, Huston, and Confederation). The oldest and most economically important is the 2.94 – 2.96 billion year old Balmer assemblage, which consists of tholeiitic and komatiitic flows and ultramafic intrusive rocks intercalated with lesser felsic volcanic, clastic and chemical sedimentary rocks. The majority of gold occurrences and all of the greater than 1 million ounce gold deposits in the belt are hosted by Balmer assemblage rocks at or near to an angular unconformity with overlying Huston (less than 2.89 Ga and greater than 2.74 Ga) and Confederation (2.75 – 2.73 Ga) assemblage sedimentary and felsic to intermediate volcanic rocks. Polyphase deformation involved an early non-penetrative deformation (D0), which uplifted pre-Confederation and Huston age rocks, and at least two episodes of post-Confederation deformation (D1 and D2) reflected in folds and fabrics of low to moderate finite strain. Overall strain in the RLGB is low, but local high strain zones do occur, typically in areas of strong alteration with locally associated gold mineralization.

All of the major volcano-sedimentary assemblages are represented on the Company’s Red Lake properties. Much of the Property is underlain by Balmer assemblage rocks, including the DMC, East Bay, Phoenix Gold Project, Red Lake North, Slate Bay, Humlin and Adams Lake target areas.

Gold deposits of the RLGB are classified according to their stratigraphic or lithologic associations into: 1) mafic volcanic hosted deposits, 2) felsic intrusive hosted deposits, and 3) stratabound deposits. Group 1 deposits, or Campbell-Red Lake type, account for over 80% of production in the camp and are the primary target on the Property. They occur within broad Fe-carbonate alteration zones, with local scale potassium addition, silicification, and arsenic and antimony enrichment. The majority of high-grade ore zones come from quartz +/- arsenopyrite replacement of banded (barren) carbonate veins, and typically have narrow widths and short strike lengths, but are relatively continuous down plunge.  An empirical relationship exists between ultramafic rocks and gold, with the majority of gold mineralization at the Cochenour-Willans, Campbell and Red Lake mines occurring within a few hundred metres of ultramafic bodies.

Red Lake is serviced by an all-weather paved highway (Highway 105) from Kenora, and by scheduled airline or bus service from Kenora, Dryden or Winnipeg. The area has a rich mining history, with on active producing mine (the Red Lake Mine), and has all the facilities and infrastructure required to develop a new mining operation.  The Company’s properties are accessible by boat from Red Lake, or by an extensive network of logging roads. In the winter months ice roads and skidoo trails provide access.

Phoenix Gold Project(Red Lake Mining Division, Ontario)

The Company’s material asset, the Phoenix Gold Project, previously referred to as the McFinely property, was acquired in 2002.  Accordingly, various technical reports relating to the Phoenix Gold property have been filed with the TSX and applicable securities regulatory authorities pursuant to NI 43-101.

Rubicon holds a 100% interest in the Phoenix Gold Project held as 25 Licenses of Occupation, one Mining Lease, and 16 Patented Claims that cover approximately 505.43 contiguous hectares, subject to paying certain advance annual royalty payments and a net smelter royalty on any future production from the property.

Rubicon owns 8 parcels comprised of 7 mining claims and a portion of an eighth recording the surface rights only, registered in the name of 0691403 B.C. Ltd., which is a 100% owned subsidiary of Rubicon.  Project infrastructure, which includes a tailings pond, a shaft, mill buildings and other structures is located on these surface parcels.

A 100% beneficial interest in favour of the Company in the Phoenix Gold Project was acquired in 2002, through vesting in two separate agreements, the Water and Land option agreements respectively, as described below:

Water Claims Option Agreement

The Company holds a 100% interest in the “Water Claims” portion of the Phoenix Gold Project (25 licences of occupation and one mineral lease).  These claims are subject to a NSR royalty of 2%, for which advance royalties of US$50,000 are due annually (to a maximum of US$1,000,000 prior to commercial production).

The Company has the option to acquire a 0.5% NSR royalty for US$675,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of US$675,000, which would be deductible from commercial production royalties as well as amounts paid pursuant to the maximum US$1,000,000 in advance royalty payments described above.

Land Claims Option Agreement

The Company holds a 100% interest in the “Land Claims” portion of the Phoenix Gold Project (16 patented claims). These claims are subject to a sliding NSR royalty of 2-3%, for which advance royalties of Cdn$75,000 are due annually (to a maximum of Cdn$1,500,000 prior to commercial production).  The Company has the option to acquire a 0.5% NSR royalty for Cdn$1,000,000 at any time.  Upon a positive production decision the Company would be required to make an additional advance royalty payment of Cdn$1,000,000, which would be deductible from commercial production royalties as well as amounts paid pursuant to the maximum Cdn$1,500,000 in advance royalty payments described above.

Permitting Summary

Rubicon has received all of the necessary permits to commence the previously reported Phase I dewatering and shaft rehabilitation. The dewatering which is currently underway is estimated to be completed in early April, 2009.  In addition, Rubicon submitted a Closure Plan to the Government of Ontario to allow underground exploration which was accepted for filing in February of 2009.  Rubicon plans to extend the existing three compartment shaft by approximately 200 metres and is currently evaluating ways to best advance its underground drilling programs in light of its March 5, $40MM financing.  In connection with the Closure Plan, the Company has posted a $493,000.00 reclamation bond with the Government of Ontario (“Reclamation Bond”).  The Reclamation Bond may need to be increased in future years.

Rubicon is required to comply with all permits in hand which includes the obligation to continue to consult with local communities, including first nations.

For additional details on the Phoenix Gold Project, the reader is referred to the most recent NI43-101 Technical Report on the Phoenix Gold Property dated January 9, 2009, which was prepared for Rubicon by Mr. Robert Thomas, Jr., CPG., with the assistance of Rubicon project staff.  The report is available on the SEDAR website (www.sedar.com) and was filed on January 21, 2009.  The summary from this 43-101 technical report is provided below:

“The Phoenix Gold Project is located in Bateman Township in the Red Lake District in Northwestern Ontario, approximately six kilometres north of the operating Red Lake Gold Mine (“Phoenix Gold Project or Project”).  It is accessible by an eight kilometre all weather, gravel road from the town of Cochenour.

Rubicon has earned a 100% interest in the Phoenix Gold Project through two separate option agreements made during 2002.  The water covered areas of the Project, held as 25 Licenses of Occupation and one Mining Lease, were optioned from Dominion Goldfields Corporation (DGC) in January 2002.  The land portions of the Project, held as 16 Patented Claims, were optioned by agreement in July 2002 and included mining rights of patent claims from DGC and also any surface rights held by DGC subsidiary 1519369 Ontario Ltd.  Collectively, all of these titles are referred to as the Phoenix Gold Project (the 'Project') and cover approximately 746 Ha. The properties are contiguous, surveyed and in good standing.  Rubicon has also secured some surface rights for the property through a public auction by the Municipality of Red Lake.

The Project is underlain by a north-northeast trending, westerly-dipping belt of deformed and intermixed metasediments, mafic volcanics and ultramafic rocks which define the “East Bay Trend”.  The rocks are Archean in age and part of the Balmer Sequence.  A strong north-northeast trending structural fabric through the area is considered part of the East Bay Deformation Zone (EBDZ) which extends south into the Cochenour-Willans mine area where it intersects the northwest ''Mine Trend'' of the Red Lake Gold Mine.

Extensive gold mineralization within the Red Lake camp has led to the total production of more than 24 M.Oz. of gold (as of December 31, 2007). The Red Lake Gold Mine (now includes both the former   Red Lake Mine and the Campbell Mine) has a historical production of 17 M.Oz. of gold alone. The past-producing Cochenour Mine (1.2 M.Oz. Au) is located at the intersection of the “Mine Trend” with the EBDZ.   Mineralization is well developed in several areas along the EBDZ and includes such deposits as McMarmac, Chevron, Abino, McFinley and more recently, Goldcorp-Premier’s GAZ Zone (see Figure 2).  The McKenzie Island Mine also lies adjacent to the EBDZ near Cochenour.  Mineralization within these areas occurs in a variety of stratigraphic, structural and intrusive environments.

Surface exploration on the Phoenix Gold Project commenced in the 1920's and continued intermittently up to 1980.  Initial underground exploration was conducted in 1956 on the McFinley Peninsula and this area was the focus of continued underground development work during the period 1982 -1989 by McFinley Mines Limited.  The 1982-1989 program of exploration included over 61,000 metres (200,000 feet) of diamond drilling, the refurbishment of a 130 metre (428 feet) vertical shaft and underground development on the 150-, 275- and 400-foot levels.  Test stoping was commenced and a test milling facility capable of processing 150 tons per day was constructed.  A bulk sampling operation was in progress on closure of the operation in early 1989.  Only limited tonnage was ever milled. Surface stockpiles from underground mining development and test stoping remain on site.   The mine workings are currently flooded; however, the head frame, hoist and camp infrastructure remain in place.

The 1982-1989 exploration program resulted in the estimation of an ‘Inferred Mineral Resource’ of 334,007 tons at a grade of 0.20 Au oz/ton to a depth of 122 metres (400 feet) (Hogg 43-101 Report, October, 2002).  Deeper drilling encountered similar mineralization with locally significant gold grades to depths of at least 518 metres (1,700 feet) below surface.  Additional auriferous mineralization was encountered at the contact of, and within, the talc chlorite schist in water-covered areas underlying the East Bay Trend in the vicinity of the workings.  These remained to be further explored upon closure of the mine.

Significant gold mineralization on the Phoenix Gold Project is found in many diverse geological settings, including:

•	Sulphidized and quartz-veined Banded Iron Formation
•	Base metal-rich, breccias and quartz veins along D2-aged discrete shear zones (D-Vein Type)
•
Arsenopyrite-quartz veins in C-Zone type mineralization at ultramafic contacts where D2 shears intersect the contact and develop apparent folds or shear duplex structures in areas of strong, lithologically-defined, competency contrasts

•	Disseminated arsenopyrite and/or silica replacement zones, cross-cutting stratigraphy
•	D2 conjugate shear structures which crosscut the trend of the EBDZ
•	Sheared biotite-altered veined arsenopyrite-rich zones near the mafic/ultramafic contact with local native gold and trace base metals (Phoenix Zone)
•	Felsic intrusive and feldspar porphyry intrusive rocks within ultramafic rocks of the East Bay Serpentinite (MAC3 and F2 Zone)
•	Significant, silicified and biotite-altered ± sulphide mineralized zones in basalt (host to the newly discovered F2 Zone)

Rubicon is continuing an aggressive exploration program on the PhoenixGold Project. Exploration since 2002 has included geological mapping, approximately 22,000 square metres (72,000 feet) of trenching and stripping, 60,000 metres (197,000 feet) of re-logging selected historic holes, a high resolution airborne magnetic survey, a ground magnetic survey, a seismic lake bottom topography, a Titan 24 geophysical survey and over 98,000 metres (321,500 feet) of surface diamond drilling. The Project has been re-evaluated within the context of current knowledge of ore controls at the producing mines in Red Lake, and the majority of diamond drilling by Rubicon has targeted areas outside the confines of the historic mine site in environments perceived to have high exploration potential and limited historic work.

A total of 98,013.1 metres (321,564 feet) of diamond drilling in 280 drill holes have been completed on the Project by Rubicon over ten phases of diamond drilling since 2002:

•	Phase 1: 1,909.1 metres (6,263 feet) in 14 holes in the immediate area of the Peninsula(November to December 2002)
•	Phase 2: 9,585.4 metres (31,448 feet) in 33 holes to test property-wide targets from the ice as well as on the Peninsula(January to March 2003)
•	Phase 3: 3,061 metres (10,042 feet) in 10 holes for follow-up drilling on McFinley Peninsula(July to September 2003)
•	Phase 4: 7,285.4 metres (23,902 feet) of winter drilling involving 35 holes from the ice and from the northern tip of McFinley Island (February to March 2004)
•	Phase 5: 6,038.7 metres (19,812 feet) in 35 holes for follow-up drilling on the Phoenix Zone from McFinley Island(July to September 2004)
•	Phase 6: 13,600.9 metres ( 44,622 feet) in 61 holes following up on the Phoenix Zone on McFinley Island(January to April 2005)
•	Phase 7: 1,614 metres (5,295 feet) in 11 holes following up on the Phoenixand CARZ zones (November to December 2006)
•
Phase 8: 9,930.1 metres (32,579 feet) in 17 holes focusing on new target areas including the North Peninsula Zone (Upper and Lower Zones), West Mine Target, KZ and Deep Footwall areas (January to May 2007)

•	Phase 9: 3,516 metres (11,535 feet) in 7 holes targeting the North Peninsula Zone area (November to December 2007)
•
Phase 10: 41,472.5 metres (136,064 feet) in 56 holes, the majority of this drilling was focused on the newly discovered F2 Zone that was continuously drilled from ice, land and by barge (January to October 2008)

Exploration by Rubicon has steadily advanced the Project, with two significant findings on the property. In 2004 a new zone of classic Red Lake style high-grade gold mineralization – the Phoenix Zone - was discovered. The Phoenix Zone, defined as the overall mineralized system, currently has a strike length of 500 metres (1,640 feet) and a depth extent of 200 metres (656 feet) from surface. The zone is situated at the north end of McFinley Island two kilometres north of the existing mine site, and is hosted within intensely biotized and quartz-carbonate veined basalt near a “roll”, or deflection in the ultramafic contact. More recently, the majority of drilling has been focused on the newly discovered “F2 Zone” announced March 12, 2008. This is a zone composed of high grade gold mineralization and a lower grade sulphide-rich zone which currently has a strike length of 360 metres (1,181 feet) and a depth extent of 1,117 metres (3,665 feet) below surface and remains open along strike and at depth.  The mineralized zone appears to at least partly correlate with a large Titan 24 chargeability anomaly.   The anomaly extends laterally from the F2 Zone for over 1,500 metres (approximately 5,000 feet), and to depths up to 750 metres (approximately 2,500 feet) – the current depth limit of the survey.

The setting and style of the F2 Zone is similar in many respects to the high-grade zones present at the nearby Red Lake Gold Mine.  More diamond drilling is required to understand the geology, geometry and extents of this mineralized system.

Recommendations for 2009 include: 1) a two phase advanced exploration program to delineate the gold distribution of the F2 Zone and define the lateral and vertical extents of mineralization, that currently remain open; and 2) property scale surface drilling to test for additional F2-type discoveries along the northeast extension of the mafic volcanic stratigraphy that hosts the gold mineralization in areas with analogous structural and geophysical setting.

A total budget of CAN$14,000,000 (including a 5% contingency) is recommended to execute this multi-phased exploration program for 2009.

SURFACE DRILLING
•	CAN$ 4.62 million for the 15,000-20,000 metre (49,000 – 65,000 feet) diamond drill program (two surface drills).

UNDERGROUND PROGRAM
•	CAN$ 4 million for the shaft deepening (200 metres, 660 feet) plus 325 meters (1050 feet) of access drifting with drill stations, etc.
•	CAN$ 4.71 million for 20,000 meters of underground drilling (two drills)”

Over the past three years, the Company has incurred approximately $16.3 million in exploration expenditures on its Phoenix property.

2008 Exploration Highlights - Phoenix Gold Project

Drilling

As of December 31, 2008, the Company has drilled a total of 48,471 metres, during the year, on the Phoenix property. The majority of this drilling was focused on the newly discovered “F2 Zone” announced March 12, 2008.

Drilling focused on testing a new structural interpretation as well as following up on previous intercepts.  The initial F2 Zone drilling was targeted to test a potential structural break adjacent to a previous drill intercept from the MAC-3 area that returned results including 17.75 g/t Au over 0.62 metres and 65.8 g/t Au over 0.67 metres (MF-03-25, see Rigg & Hogg, 2003). The diamond drill plans quickly changed with the discovery of the F2 Zone, early in the first quarter of 2008.  Subsequent to the F2 Zone discovery a Titan 24 geophysical survey was completed over the area which identified a coincident chargeability anomaly associated with the mineralization.  To the end of October, 2008 the Company drilled a total of 41,473 metres (136,066 feet).  The majority of this drilling was focused on the F2 Zone.

Mineralization within the F2 Zone occurs near a major ultramafic-mafic structural setting which is considered analogous to major deposits in the Red Lake gold district. The F2 Zone is currently drilled to 1101 metres below surface and remains open at depth. The zone is located approximately 450 metres south east of the existing exploration shaft (142 metre-deep, currently flooded) which is planned to facilitate underground access. Gold in the F2 Zone is best developed within mafic volcanics as multiple and complex quartz veins, breccias and silica replacement zones that typically contain visible gold and trace to 3% sulphides.  Results to date indicate that sub-parallel, high-grade gold lenses or shoots are developed within a robust gold-bearing structure that also hosts thick, lower grade intervals. The overall mineralized envelope suggests a steep plunge to the northwest. These interpretations are preliminary in nature and relationships between the various styles of mineralization are complex. Additional drilling is required to gain a better understanding of gold distribution, geometry and controls on mineralization within the F2 Zone.

Since discovering the F2 zone in late February, 2008, significant gold mineralization has now been intersected over a vertical distance of 3363 feet (1025 metres) and over an interpreted strike length of 1903 feet (580 metres).  Drilling is on-going and complete assays remain pending.

2007 Exploration Highlights - Phoenix Gold Project

The Phoenix Gold Zone was discovered by Rubicon in 2004.  Since that time, the zone has been tested through drilling at an average 30-metre spacing over a strike length of 500 metres and to a depth of 200 metres.  The zone remains open at depth and along strike for expansion.

On January 29, 2007, the Company announced an expansion of its exploration programs on its 100% controlled Phoenix Gold Project to include a surface drilling of deep footwall targets and an evaluation of further exploration from underground.  The Phoenix Gold Project has significant physical assets including the McFinley shaft which currently extends to a depth of 450 feet (137 metres).  To follow up currently known zones and to gain better access to deep drill targets, surface drill programs could be supplemented by underground drilling to afford year-round drill access. Accordingly, a review of the permitting and cost/benefit analysis to allow exploration from underground is ongoing.

To the end of December 2007 the Company has incurred nearly $2.85 million in exploration expenditures completing 13,705 metres of drilling on its 100% owned Phoenix Gold Project.  Interim results were returned and released June 19, 2007 and further results were released July 30, 2007.  Each of the three new target areas drilled to date have intersected gold-bearing zones and are open for follow-up drilling:

2006 Exploration Highlights - Phoenix Gold Project

In 2006, the Company spent $732,431 on the Phoenix property.  In the 3rd quarter of 2006, the Company completed a trenching program on the property.  The purpose of the trenching was to follow up on the Phoenix Zone and CARZ zone gold mineralization observed in drilling during 2005.  In the 4th quarter of 2006, the Company completed an 11 hole, 1,490 metre diamond drill program.  The program was designed to test for the extension of the Phoenix Zone, both along strike and at depth.

Non Material Projects

Other Red Lake projects (2006 – 2008)

Over the past three years, the Company spent approximately $5.0 million in exploration on its other Red Lake properties ($3.5 million in 2008), a majority of which was funded by partners who optioned properties from the Company.  Acquisitions and project options include:

Adams Lake Property

The Adams Lake property comprises 35 unpatented mining claims (235 units) located approximately 5 kilometres east of the Red Lake mine complex. Titan 24 geophysical surveys define large structures extending to depth that are thought to be similar to structures which host gold mineralization elsewhere in this prolific gold district. The Company conducted a two-hole reconnaissance program at Adams Lake. The drilling confirmed the presence of prospective Balmer rocks and validated the Titan 24 survey in the area below iron formation located close to the Balmer formation contact.  The Company believes these results confirm the presence of prospective units in a major fold closure at Adams Lake. Due to the focus on the Phoenix project, drilling at Adams Lake was curtailed to allow maximum resources to be directed to the F2 discovery.

East Bay Property

The Company has a 100% vested interest (as of January 30, 2007) in 25 unpatented mining claims (44 units: Herbert Option and Seargeant Option).  The project occupies four-kilometres of strike length of the East Bay Trend, immediately adjacent to, and on strike with, the GAZ zone (an inferred resource of 1.4 million tonnes grading 8.0 g/t gold controlled by Goldcorp/Premier Gold Source: Premier Gold News Releases). The East Bay claims are underlain by the East Bay ultramafic body, an important unit associated with gold elsewhere along the trend, including at Rubicon's Phoenix Gold Project. Although considered strategic and a priority target, plans for East Bay have been postponed to allow maximum resources to be directed to the Phoenix project.

DMC Property

The DMC property comprises 41 contiguous unpatented mining claims (263 units) located 7.5 kilometres northwest of the Red Lake mine complex and covers over 17 kilometres strike length of the northeast-trending (“RLGB”) .  The property was subject to an option agreement with Agnico-Eagle Mines Ltd. (Agnico) at the beginning of 2008, but was returned 100% to the Company during February. The property is considered strategic to the Company. The Company plans to conduct a Titan 24 geophysical survey covering the core of the DMC property before the end of April, 2009. This survey technique has the potential to provide targeting information from surface to up to one kilometer below surface. At the Company’s Phoenix project, similar Titan 24 surveys have been able to identify the F2 Zone mineralized sequence. Rubicon views Titans 24 as a potentially useful tool to identify new targets beyond the Phoenix project itself.

Humlin Property

The Company had optioned a 55% interest in 19 unpatented mining claims (216 units) known as the Humlin Project located in Fairlie Township to Solitaire Minerals Corporation (“Solitaire”). During 2008 Solitaire funded a soil sampling survey on claims immediately adjacent to Goldcorp’s North Madsen property and northwest of Claude Resources’ Madsen property. Solitaire was not able to meet the required $400,000 option terms in 2008 and Rubicon subsequently re-acquired 100% of the property in February 2008. The property is subject to an underlying NSR of between 1.75% and 2.0%.

Partnered Projects

McCuaig JV Property

The McCuaig Property comprises three unpatented mining claims (10 claim units) seven kilometres northwest of the Red Lake mine complex and is a Joint Venture between Rubicon Minerals Corp. (60%) and Golden Tag Resources (40%). The property is strategically located in the heart of the Red Lake gold camp and is underlain in part by the Balmer stratigraphy of the (“RLGB”) . The geological setting is considered to be analogous to the Bruce Channel mineralization previously being explored on the adjacent Gold Eagle Mines property (now controlled by Goldcorp Inc.) and to the setting of the major gold deposits of the camp hence is well located for future exploration. Notwithstanding the foregoing, the Company’s focus at the Phoenix project meant that no work was carried out in 2008. However, the location and geological environment on the property make this a strategic project for Rubicon.

Red Lake North Property

The Company has optioned a 55% interest in 47 unpatented mining claims (329 units) known as the Red Lake North Project located in Bateman, Black Bear, Coli Lake and McDonough Townships to Solitaire Minerals Corporation (“Solitaire”).  Solitaire is required to spend $751,000 by May 1, 2010 in order to maintain its option in good standing at which time, it will have vested as to a 60% interest in the project. The main focus of exploration on the property is in the area referred to as the Sidace Area claims.

Sidace area claims:

This area of the property is situated adjacent to the Main Discovery Zone (MDZ) located on the adjacent Goldcorp/Planet Exploration Inc. property (see Planet Exploration’s news releases). The style of mineralization reported on the adjacent property is consistent with locally thick gold zones developed within folded quartz-sericite schist which are reported to exhibit an increase in both gold grade and thickness with depth.  In early 2008 a drill hole completed to a depth of 2269 metres to test the down-dip extension of the MDZ. Assays returned from a 50.4 metre section of sericite-bearing schist indicate a thick section of elevated gold (0.74 g/t over 36.1 metres) including 3.42 g/t gold over 4.6 metres and individual assays up to 7.7 g/t gold over 1.0 metre. This stratigraphy is interpreted to be the equivalent of the stratigraphy host to the MDZ on adjacent claims. Partner Solitaire has elected not to drill a recommended follow-up deep drill hole at Sidace but it has met its expenditure commitment for 2008.

Westend Property

During the year, the Company optioned a 60% interest in 23 unpatented mining claims (87 units) known as the Westend Project located in Ball Township to Halo Resources Ltd. (“Halo”).  Under terms of the Letter Agreement dated July 10, 2008, Halo must incur $1,000,000 in expenditures on the property over four years including $75,000 firm in Year 1 (completed), make a an initial cash payment of $20,000 (completed) and issue to the Company 50,000 shares of Halo (completed) to earn a 60% interest in the property.  The property is subject to a NSR of 1.0% on four of the claims in the Agreement.

Slate Bay Property

The Company has a 100% interest in 28 unpatented mining claims (146 units) located in McDonough and Graves Township.  The Company’s 100% interest is subject to a 1.75 - 2.0% NSR royalty.  Approximately $500,000 in exploration work has been completed since 2001.

Slate Bay, located in the core of Red Lake, is a large property with extensive gold-bearing highly prospective Balmer stratigraphy – which includes key mafic-ultramafic contacts in proximity to a regional scal angular uncomformity.  The setting is analogous to that at the producing mines in the camp, which collectively contain >20 million ounces of gold.  Recent exploration has advanced the Slate Bay property to a new level of drill-readiness, and has provided a $500,000 dataset with which to plan future exploration programs.  A minimum 10-hole (2500 m) drill program is recommended for the Slate Bay property.

English Royalty Division

The English Royalty Division refers to Rubicon’s active program of acquiring mineral properties for the purpose of optioning out to other mining exploration companies.  As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position in all the properties acquired.

During the year ended December 31, 2008, the Company finalized 9 new property agreements and spent $153,847 on acquisition and maintenance costs and recovered $712,523 in cash and shares.

Qualified Person

The 2008 exploration work in Red Lake was supervised by, and the technical information in this AIF was prepared by or under the supervision of Terry Bursey, P.Geo., the Qualified Person under the definition of NI 43-101 and an employee of the Company.

For further information please refer to the financial statements for the year ended December 31, 2008 of the Company incorporated by reference.

US Projects

Alaska

During 2007, the Company announced the closing of the McEwen Transaction which included the acquisition of a 512,960 acre land package in Alaska, southeast of Fairbanks. The lands surround the Pogo Gold Deposit, owned by Sumitomo Minerals (60%) and Teck-Cominco (40%). Approximately 2/3 of the package is 100% owned by Rubicon (New Horizon Claims) and the other 1/3 consists of lands subject to an option agreement with Rimfire Minerals Corporation that allows the Company to earn up to a 75% interest (see website www.rubiconminerals.com for property map). The exploration targets are high- grade gold deposits of the Pogo type. The Pogo deposit has a distinctive geochemical expression (gold, bismuth, arsenic) and was discovered as a result of drill-testing stream silt anomalies and a multi element soil anomaly.

Rimfire Option

Under the terms of the Rimfire option agreement, Rubicon must complete expenditures totalling US$4.8 million in exploration over six years to earn a 60% interest in five properties. Upon vesting, Rubicon may obtain a further 10% interest in the properties by completing a feasibility study, and at Rimfire's election, may obtain an additional 5% (for a total of 75%) by providing a project financing loan to be repaid from Rimfire’s free cash flow upon production.

Exploration during the Year

Pursuant to its obligations under the Purchase, Sale and Financing Agreement, Rubicon carried out a US$1.5MM exploration program on it land holdings, located in the Pogo area of Alaska. This includes US$750,000 on claims under options from Rimfire Minerals Corporation. The Alaska claims are at an early stage of exploration and accordingly, work has focused on mapping and prospecting of this large area to identify and prioritize targets going forward. The program also included a minor diamond drilling program testing priority areas. Prospecting of the ER claims, under option from Rimfire, led to the discovery of intermittently exposed sub-cropping surface mineralization hosted by quartz rich breccias and elevated gold mineralization, however subsequent drilling failed to return significant gold values. .

During the current year, Rubicon has spent US$1.9 million in Alaska to bring its total exploration expenditures in Alaska in 2007 and 2008 up to Cdn$4.5 million.  This completes the Company’s commitment, as required under the McEwen Transaction, for Alaska exploration.

Nevada

During 2007, Rubicon acquired a 225,000 acre land package in Elko County, Northeastern Nevada pursuant to the McEwen Transaction.  Exploration of this property is in the preliminary stage.  Lexam Explorations Inc., a McEwen controlled company, from whom the property was acquired, had previously carried out approximate US$1 million worth of exploration.  Pursuant to the McEwen acquisition and financing agreements, Rubicon has met the requirement of spending US$500,000 exploring the property before mid May 2008.

This area of Nevada is starting to be subject to more exploration following recent discoveries by others in the region. During 2008 Rubicon carried out an extensive airborne magnetic and radiometric survey designed to aid in the development of target areas. This was supplemented by field mapping, prospecting and the completion of a regional stream sampling program and ASTER image analysis to aid in target selection. A thorough review of this newly acquired information is ongoing and priority targets will be selected for follow-up for the 2009 field season.

Dividends

Dividend Record and Policy

The Company has not paid any dividends since incorporation and it has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.  All of the common shares are entitled to an equal share of any dividends declared and paid.  There are no restrictions on the Company’s or its subsidiaries’ ability to pay dividends.

Other Share Issuances

During the fiscal year ended December 31, 2006, the Company issued 101,000 of its common shares at a value of $130,720 for mineral properties, pursuant to the terms of property and joint venture agreements.

During 2006, the Company also issued 2,128,813 common shares on the exercise of warrants and agent’s options and issued 760,628 common shares from the exercise of options.

During the fiscal year ended December 31, 2007, the Company issued 40,000,000 of its common shares for mineral properties, pursuant to the terms of property and joint venture agreements.

During 2007, the Company also issued 3,152,792 common shares on the exercise of warrants and agent’s options.

During the fiscal year ended December 31, 2008, the Company did not issue any common shares for mineral properties, pursuant to the terms of property and joint venture agreements.  The Company did issue 113,700 common shares from the exercise of options in 2008.

Description of Capital Structure

General Description of Capital Structure

The Company is authorized to issue an unlimited number of common shares without par value of which 156,151,871 common shares were issued as at December 31, 2008.  The holders of common shares are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  The holders of common shares are entitled to dividends if, as and when declared by the board of directors of the Company.  The common shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

As at March 31, 2009, the Company had the following common shares, stock options and warrants outstanding:

Common shares issued and outstanding	181,475,657
Stock options	7,083,800
Warrants	10,624,985
Fully diluted share capital	199,184,442

Constraints

There are no constraints imposed on the ownership of securities of the Company to ensure a certain level of Canadian ownership of the Company.

Ratings

No ratings have been requested from any rating organizations in respect of any of the Company’s securities.

Market for Securities

Trading Price and Volume

The Company’s common shares were listed and commenced trading on the TSX under the symbol “RMX” on September 19, 2003 and prior to that were listed and posted for trading on the TSX Venture on November 19, 1997.  The common shares were listed on AMEX, now NYSE AMEX under the symbol “RBY” on September 8, 2004.

Trading during the financial year ended December 31, 2008 on the TSX is summarized as follows:

Month	High	Low	Close	Volume
December 2008	$1.43	$0.90	$1.42	3,543,396
November 2008	$1.24	$0.93	$1.04	4,428,580
October 2008	$1.71	$0.90	$1.16	8,406,195
September 2008	$1.94	$1.38	$1.55	9,359,950
August 2008	$2.00	$1.15	$1.84	6,571,746
July 2008	$1.52	$1.17	$1.36	3,664,004
June 2008	$1.40	$1.09	$1.24	2,634,733
May 2008	$1.50	$1.22	$1.34	3,821,360
April 2008	$1.60	$1.20	$1.29	5,538,115
March 2008	$1.43	$1.11	$1.27	5,504,050
February 2008	$1.45	$1.01	$1.33	3,773,560
January 2008	$1.54	$0.95	$1.10	4,705,504

Trading during the financial year ended December 31, 2008 on NYSE AMEX is summarized as follows:

Month	High US$	Low US$	Close US$	Volume
December 2008	$1.22	$0.70	$1.16	5,295,300
November 2008	1.07	0.72	0.86	3,576,000
October 2008	1.60	0.70	0.97	10,489,200
September 2008	1.88	1.29	1.46	9,210,100
August 2008	1.92	1.07	1.74	6,107,800
July 2008	1.51	1.16	1.33	4,617,100
June 2008	1.39	1.10	1.25	3,368,000
May 2008	1.51	1.21	1.36	3,733,700
April 2008	1.59	1.19	1.28	5,689,000
March 2008	1.44	1.07	1.24	5,236,900
February 2008	1.47	1.00	1.36	5,360,700
January 2008	$1.54	$0.91	$1.10	5,295,300

Escrowed Securities

There are no securities of the Company currently held in escrow or subject to a pooling agreement.

DIRECTORS and OFFICERS

Name, Occupation and Security Holding

The name, province and country of residence, position with the Company and principal occupation of each of the directors and executive officers of the Company as at the date of this AIF are as follows:

Name, Province and Country of Residence and Position	Principal Occupation for Past Five Years(1)	Director/ Officer Since
David W. Adamson President, CEO & Director British Columbia, Canada Shares: 1,279,189 Options: 1,000,000	Exploration Geologist; President, CEO and Director of the Company, over five years; Director, Constantine Metal Resources Ltd. (TSX Venture) and Paragon Minerals Corporation (TSX Venture)	March 1996
David R. Reid Director British Columbia, Canada Shares: 371,500 Options: 440,000	Lawyer; Partner of Davis LLP, Barristers & Solicitors, from March 2002 to present; Director of Far West Mining Ltd. (TSX), Ross River Minerals Inc. (TSX Venture)	April 2001
Philip S. Martin Director Ontario, Canada Shares: 345,000 Options: 390,000
Principal, P.S. Martin & Associates (Financial Consultants), over five years; Director, Aura Minerals Inc. (TSX), Bear Lake Gold Ltd. (TSX Venture), Nevoro Inc. (TSX), Advanced Primary Minerals Corporation (TSX Venture) and Nico Mining Ltd. (TSX Venture)
July 2003
John R. Brodie, fca Director British Columbia, Canada Shares: 64,900 Options: 318,300
Fellow of the Institute of Chartered Accountants (FCA); President of John R. Brodie Capital Inc. (private management services company), from October 2003 to present; Previously Partner of KPMG, Chartered Accountants, from September 1975 to August 2003; Director, Far West Mining Ltd. (TSX), Ag Growth Income Fund (TSX), Director, Pacific Safety Products Ltd. (TSX-V), Director, Western Canadian Coal Corp. (TSX) Director, Silver Standard Resources Inc. (TSX) and Director, Cross Lake Minerals Ltd. (TSX)
January 2005
Kevin D. Sherkin Director Ontario, Canada Shares: 109,833 Options: 440,000	Lawyer; Managing Director of Levine Sherkin Boussidan, over five years	January 2005
Christopher J. Bradbrook Director Ontario, Canada Shares: 94,074 Options: 440,000
President & CEO, New Gold Inc. (TSX; AMEX), October 2004 to January 30, 2008; previously Vice-President, Corporate Development, Goldcorp Inc. (TSX) from January 2001 to May 2004; Vice-President Strategic Development, Avion Resources Corp. (CDX)
December 2005
William Cavalluzzo Vice-President, Investor Relations Ontario, Canada Shares: 287,117 Options: 570,000	Vice-President, Investor Relations of the Company, over five years; Director, Africo Resources Ltd. (TSX), from February 2005 to June 2006	December 2001
Robert G. Lewis CFO British Columbia, Canada Shares: 10,000 Options: 495,000
Certified General Accountant; CFO of the Company, September 2005 to date; CFO and Secretary of Paragon Minerals Corporation, July 2006 to date; previously Controller, International KRL Resources Corp./Logan Resources Ltd., May 2004 to September 2005 and Northwest Mettech Corporation, September 1997 to May 2004
September 2005
Matthew Wunder Vice-President, Exploration British Columbia, Canada Shares: 18,000 Options: 445,000
Professional geologist (P.Geo.) with over 20 years of experience with both major and junior mining companies.  Senior consultant within the ore evaluations group of a major consulting firm.  B.Sc. from the University of Western Ontario in 1985.
June 2007

Note:
(1)
The information as to province and country of residence, present principal occupation or employment and the number of common shares beneficially owned or controlled, is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

Directors of the Company are elected to hold office for one year until the next Annual Meeting of shareholders of the Company is held.

The committees of the Board of Directors of the Company consist of the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nominating Committee.  Members of the Audit Committee are John R. Brodie, FCA, (Chair), Philip S. Martin and Kevin D. Sherkin.  Members of the Compensation Committee are Christopher J. Bradbrook (Chair), Philip S. Martin and John R. Brodie, the Corporate Governance Committee are Philip S. Martin (Chair), David R. Reid and Kevin D. Sherkin, and the Nominating Committee are Kevin D. Sherkin (Chair), Philip S. Martin and John R. Brodie.

The Directors and Officers of the Company as a group beneficially owned, directly or indirectly, or controlled 2,579,613 shares of the Company, representing 1.652% of the outstanding common shares of the Company, as at December 31, 2008.  None of the Directors and Officers of the Company own any voting securities of any subsidiary of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the directors or executive officers of the Company or shareholders holding a sufficient number of shares to affect materially the control of the Company is, or has been within the ten years before the date of this AIF, a director or executive officer of any other company (including the Company) that, while such person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days,

(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
within a year of such person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person except as follows:

John R. Brodie was appointed to the board of directors of Cross Lake Minerals Ltd. (“Cross Lake”) on October 24, 2008.  Previously, on October 14, 2008 Cross Lake filed for creditor protection under the Companies’ Creditors Arrangement Act (Canada).  This will provide Cross Lake with time to develop a reorganization plan with its creditors.  PricewaterhouseCoopers has been appointed as Monitor of Cross Lake’s business affairs to assist the Company in developing the reorganization plan.  Mr. Brodie was appointed to the board of Cross Lake to take advantage of his experience and expertise in corporate restructurings.

To the knowledge of the Company, none of the directors or officers of the Company or shareholders holding a sufficient number of shares to affect materially the control of the Company has, within the ten years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

To the knowledge of the Company, none of the directors or executive officers of the Company or shareholders holding a sufficient number of shares to affect materially the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.  All such conflicts must be disclosed by such directors or officers in accordance with the laws of British Columbia and the Company expects they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.  The directors and officers of the Company are not aware of any such conflicts of interests.

Promoters

There is no person or company that has been, within the three most recently completed financial years or during the current financial year, a “promoter” of the Company or a subsidiary of the Company, as such term is defined in the British Columbia Securities Act.

Audit Committee

Audit Committee Charter

The following is the text of the Audit Committee’s Charter:

“A.            Purpose

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company the primary function of which is to assist the Board in its oversight of the nature and scope of the annual audit, management’s reporting on internal accounting standards and practices, financial information and accounting systems and procedures and financial reporting and statements and to recommend, for approval of the Board, or to approve, the audited financial statements, interim financial statements and any other releases containing financial information.

The primary objectives of the Committee are as follows:

1.            To assist directors meet their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Company and related matters.

2.            To oversee the work of the external auditors.

3.            To provide better communication between directors and external auditors.

4.            To enhance the external auditors’ independence.

5.            To increase the credibility and objectivity of financial reports.

6.            To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and the external auditors.

B.            Responsibility of Management and External Auditors

The Committee’s role is one of oversight.  Management is responsible for preparing the Company’s financial statements and other financial information and for the fair presentation of the information set forth in the financial statements in accordance with generally accepted accounting principles (“GAAP”).  Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The external auditors’ responsibility is to audit the Company’s financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with GAAP.

C.            Membership and Organization

1.            Composition - The Committee shall be comprised of not less than three independent members of the Board.

2.            Independence - None of the members of the Committee shall be members of management of the Company, and all of them shall be “unrelated directors” (as such term is used in the Report of the Toronto Stock Exchange on Corporate Governance in Canada) and “independent” (as such term is used in Multilateral Instrument 52-110 - Audit Committees (“NI 52-110”).

3.            Appointment and Removal of Committee Members - Each member of the Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board or until the earlier of: (a) the close of the next annual meeting of the shareholders of the Company at which the member’s term of office expires; (b) the death of the member; or (c) the resignation, disqualification or removal of the member from the Committee or from the Board.  The Board may fill the vacancy in the membership of the Committee.

4.            Financial Literacy - All of the members of the Committee shall be “financially literate” within the meaning used in NI 52-110 or a member who is not financially literate must become so within  a reasonable period of time following his or her appointment.

5.            Chair - At the time of the annual appointment of the members of the Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall be a member of the Committee, preside over all Committee meetings, coordinate the Committee’s compliance with this Charter, work with management to develop the Committee’s annual work plan and provide reports of the Committee to the Board.  The Chair may vote on any matter requiring a vote.  In the case of an equality of votes, the Chair shall be entitled to a second or casting vote.  The Chair shall report to the Board, as required by applicable law or as deemed necessary by the Committee or as requested by the Board, on matters arising at Committee meetings and, where applicable, shall present the Committee's recommendation to the Board for its approval.

D.            Functions and Responsibilities

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board.  In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by the British Columbia Business Corporations Act, by any requirements of stock exchanges on which the securities of the Company are listed, and all other applicable laws.

1.            Oversee External Auditors - The Committee shall oversee the work of the external auditors, including reviewing any significant disagreements between management and the external auditors in connection with the preparation of financial statements.

2.            Internal Controls - The Committee shall monitor the system of internal control. The Committee shall require management to implement and maintain appropriate systems of internal control in accordance with applicable laws, regulations and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Committee shall consider and review with management and the external auditors:

(a)            the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company's internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management's conclusions.

(b)            any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company's periodic regulatory filings;

(c)            any material issues raised by any inquiry or investigation by the Company's regulators;

(d)            any related significant issues and recommendations of the external auditors together with management's responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

3.            Review Financial Statements - The Committee shall review the annual and interim financial statements of the Company and related management’s discussion and analysis (“MD&A”) prior to their approval.  The process should include but not be limited to:

(a)            reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years’ financial statements;

(b)            reviewing significant accruals, reserves or other estimates;

(c)            reviewing any “related party” transactions, with related party having the meaning ascribed to it by Canadian securities regulations;

(d)            reviewing accounting treatment of unusual or non-recurring transactions;

(e)            ascertaining compliance with covenants under loan agreements;

(f)            reviewing disclosure requirements for commitments and contingencies;

(g)            reviewing unresolved differences between management and the external auditors;

(h)            obtain explanations of significant variances with comparative reporting periods;

(i)            reviewing any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate; and

(j)            reviewing audit response letters from the Company’s legal counsel made under the Joint Policy Statement of the Canadian Bar Association and the Canadian Institute of Chartered Accountants.

4.            Public Disclosure - The Committee shall review the financial statements, MD&A, annual information forms (“AIF”), management information circulars and any prospectuses as well as all public disclosure containing audited or unaudited financial information (including, without limitation, any press releases disclosing earnings or financial results) before release and prior to Board approval.

5.            Interim Financial Statements - The Committee shall review the interim financial statements and disclosures, and obtain explanations from management as required. After completing its review of the interim financial statements, if advisable, the Committee shall, if so authorized by the Board, approve the interim financial statements and the related MD&A, or if not so authorized by the Board, then approve and recommend them for approval by the Board.

6.            Hiring Policies - The Committee shall review and approve the Company’s hiring policies regarding the hiring of partners, employers and former partners and employees of the present and former external auditors of the Company.  The Committee shall review candidates for the position of Chief Financial Officer of the Company and make recommendations to the Board with respect to the appointment of a Chief Financial Officer.

7.            Appointment of External Auditors - With respect to the appointment of external auditors by the Board, the Committee shall:

(a)            recommend to the Board the appointment of the external auditors;

(b)            recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors shall communicate directly to the Committee;

(c)            on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Company to determine the auditors’ independence;

(d)            review the performance of the external auditors;

(e)            when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and

(f)            review and approve in advance any non-audit services to be provided to the Company or its subsidiaries by the external auditors and consider the impact on the independence of such auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Committee may delegate to one or more members the authority to approve non–audit services, provided that the member report to the Committee at the next scheduled meeting such pre–approval and the member comply with such other procedures as may be established by the Committee from time to time.

8.            Evaluation and Rotation of Lead Partner - At least annually, the Committee shall review the qualifications and performance of the lead partners of the external auditors. The Committee shall obtain a report from the external auditors annually verifying that the lead partner of the external auditors has served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

9.            Review with External Auditors - Review with external auditors (and internal auditor if one is appointed by the Company) their assessment of the internal controls of the Company, their written reports containing recommendations for improvement, and management’s response and follow-up to any identified weaknesses. The Committee shall also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Company and its subsidiaries.

10.            Risk Policies and Procedures - The Committee shall review risk management policies and procedures of the Company (e.g. hedging, litigation and insurance), regarding current areas of great financial risk and whether management is managing these effectively.

11.            Treatment of Complaints/Submissions - The Committee shall review and approve the establishment by management of procedures for the receipt, retention and treatment of complaints received by the Company from employees or others, regarding accounting, internal accounting controls, or auditing matters.

12.            Investigations - The Committee shall have the authority to investigate any financial activity of the Company. All employees of the Company are to cooperate as requested by the Committee.

13.            Retain Experts - The Committee may retain independent counsel, persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at the expense of the Company without any further approval of the Board. The Committee has the authority to set, and have the Company, pay the compensation for any such persons engaged by the Committee.

14.            Advising Board - The Committee shall ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

15.            Updates to Charter - The Committee shall review and recommend to the Board any updates to the Audit Committee Charter. All changes to the Audit Committee Charter shall be approved by the Board.

E.            Adoption of the Audit Committee Charter and Amendments

This Charter was adopted and approved by the Board of Directors of the Company on March 8, 2005.”

Composition of the Audit Committee

The Company’s Audit Committee is comprised of three directors, John R. Brodie, FCA (Chair), Kevin D. Sherkin and Philip S. Martin, each of whom is “independent” under NI 52-110 and AMEX Rule 121(b).  All of the Audit Committee members are “financially literate”, as such term is defined in NI 52-110.

Relevant Education and Experience

Each audit committee member possesses education or experience that is relevant to the performance of their responsibilities as audit committee members of the Company.  John R. Brodie is a Fellow Chartered Accountant and was a Partner of KPMG, Chartered Accountants, between August 1975 and August 2003.  Mr. Brodie also serves on the audit committee of Far West Mining Ltd. (TSX), Silver Standard Resources Inc. (TSX), ), Ag Growth Income Fund (TSX), Pacific Safety Products Ltd. (TSX-V), Cross Lake Minerals Ltd. (TSX) and Western Canadian Coal Corp. (TSX).  Kevin Sherkin LL.B. is a practicing lawyer in Toronto, and serves as a nominee of several Ontario based shareholders.  He also has extensive contacts in the Toronto business community.  Philip Martin is a Director of the Company and has a B.Sc. (Hons) degree in Mining Engineering from the Royal School of Mines, Professional Engineer designation in Ontario and an MBA from Cranfield University, UK.  Mr. Martin is based in Toronto and has over 30 years experience in the mining industry ranging from mining engineer (1969-1979), corporate finance positions with Toronto Dominion Bank (1979-1986), research analyst (1986-1994). Mr. Martin currently provides consulting services to the corporate and financial sectors.  Mr. Martin was Director and Managing Partner of Gordon Capital Corporation (1995-1998) and Director/Vice President of First Associates Investments Inc. (2000-2002).

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4, 3.2, 3.4, 3.5 or Part 8 of NI 52-110.  Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the external auditors to the Company or its subsidiary entities, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the external auditors in the fiscal year in which the non-audit services were provided, where the Company or its subsidiary entity did not recognize the services as non-audit services at the time of the engagement, and where the services were promptly brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee.  Sections 3.2 and 3.4 provide exemptions to the requirement that every audit committee member be independent, where the company has filed a prospectus in respect of its initial public offering or where the audit committee member ceases to be independent for reasons outside the member’s reasonable control, respectively.  Section 3.5 provides an exemption from the requirements that all audit committee members be independent and financially literate, where a death, disability or resignation of a member resulted in a vacancy on the audit committee that the board of directors was required to fill.  Part 8 permits a Company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 3.3(2) or 3.6 of NI 52-110.  Section 3.3(2) provides an exemption from the requirement that every audit committee member be independent, where the member would be independent of the company but for the member being an affiliated entity of the company or any of its subsidiaries or the member being a subsidiary entity or parent entity of the company.  Section 3.6 provides an exemption from the requirement that every audit committee member be independent of the company, where (i) such member is not considered independent because such member accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the company or any of its subsidiaries or because such member is an affiliate of the company or any of the company’s subsidiary entities; (ii) such member is not an employee or officer of the company or an immediate family member of such employee or officer; (iii) the board of directors of the company has determined that the audit committee member is able to exercise impartial judgment necessary for the member to fulfill his or her responsibilities as an audit committee member and the appointment of the member is in the best interests of the company and its shareholders; (iv) the member does not act as the chair of the audit committee; and (v) the member does not rely upon this exemption for a period of more than two years.

Reliance on Section 3.8

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption permitted by section 3.8 of NI 52-110.  Section 3.8 provides an exemption from the financial literacy requirements of audit committee members, where the member becomes financially literate within a reasonable period of time following his or her appointment and the board of directors of the company has determined that the reliance on this exemption will not materially adversely affect the ability of the audit committee to act independently and to satisfy the other requirements of NI 52-110.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

The audit committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board of Directors.  The engagement of non-audit services will be considered by the Company’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

External Auditor Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditors for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2008	$50,000	Nil	$4,500	Nil
December 31, 2007	$38,000	Nil	Nil	Nil

Legal Proceedings and regulatory actions

Legal Proceedings

The Company is not aware of any current or contemplated legal proceedings to which it is a party or of which any of its property is the subject.

Regulatory Actions

The Company is not aware of:

(a)	any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2008;

(b)	any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or

(c)	any settlement agreements the Company has entered into with a court relating to securities legislation or with the securities regulatory authority during the financial year ended December 31, 2008.

Interest of Management and Others in Material Transactions

Other than as set forth below or elsewhere in this AIF or in the Information Circular, none of the following persons has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company:

(a)	a director or executive officer of the Company;

(b)
a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of any class or series of the Company’s outstanding voting securities; and

(c)	an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b).

Davis LLP, a law firm of which David R. Reid is a partner, was paid $858,090 in 2006, $913,422 in 2007 and $187,801 in 2008 for legal fees for the fiscal years in which Mr. Reid was a director of the Company.  David R. Reid is a director of the Company.

On November 15, 2007, the Company closed a brokered private placement to raise gross proceeds of $10,000,080 by way of the sale of 4,651,200 “flow-through” common shares of Rubicon at a price of $2.15 per share.  In addition, Rubicon sold 185,698 “flow-through” common shares on a non-brokered basis at $2.15 per share for gross proceeds of $399,250.70, of which Kevin D. Sherkin, a director of the Company, purchased 11,628 shares, Philip S. Martin, a director of the Company, purchased 50,000 shares, and John R. Brodie, a director of the Company, purchased 20,000 shares and Robert Lewis, the CFO purchased 10,000 shares.

As a result of the McEwen Transaction, Robert McEwen owns or controls, directly or indirectly, approximately 45,892,857 shares of Rubicon, representing approximately 31% of the issued and outstanding capital of Rubicon.  See “General Development of the Business - Three Year History”.

On November 18, 2008 the Company closed concurrent brokered and non-brokered private placements, raising gross aggregate proceeds of $10,200,930;  see “Financings”.  David Adamson, President, CEO and director of the Company purchased 22,222 shares, Matthew Wunder, VP Exploration of the Company purchased 10,000 shares, John R. Brodie, Director purchased 38,000 shares, Chris Bradbook, Director purchased 74,074 shares and Kevin Sherkin, Director purchased 14,815 shares.

On March 5, 2008 the Company closed a brokered “bought deal” private placement (the “Offering”), raising gross proceeds of $40,000,000.  Pursuant to the Offering, the Company issued 25,000,000 common shares (the “Common Shares”) at a price of $1.60 per Common Share.  See Financing section above for more details.  John R. Brodie, Director, purchased 38,000 shares, Chris Bradbrook, Director purchased 74,000 shares, Matthew Wunder, VP Exploration, purchased 10,000 shares and Kevin Sherkin, Director, purchased 14,815 shares.

Transfer Agents and Registrars

Transfers of the Company’s shares may be effected at the offices of Computershare Investor Services Inc., the Company’s Registrar and Transfer Agent, at its offices in Vancouver and Toronto.  Registration facilities are maintained by Computershare Investor Services Inc. at its offices in Vancouver.

Material Contracts

The following are the contracts, other than contracts entered into in the ordinary course of business or that are disclosed elsewhere in this AIF, that are material to the Company and were entered into within the most recently completed financial year, or before the most recently completed financial year but which are still in effect, other than contracts entered into before January 1, 2002.

An employment agreement dated January 1, 2002, the Company engaged the services of David W. Adamson as President and CEO, and to provide geological services to the Company.  Initially, Mr. Adamson received a salary of $78,000 per annum which was increased to $130,000 effective January 1, 2004 and $195,000 effective January 1, 2005 and $214,500 on January 1, 2008. This employment agreement has a term of three years and is automatically renewed for further terms of one year unless notice is given to terminate the agreement by either party. This agreement also provides that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board, the sale, exchange or other disposition of a majority of the outstanding common shares of the Company, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company’s members receive less than 51% of outstanding common shares of the new or continuing corporation (“Significant Change”), then at the option of Mr. Adamson exercisable at any time within 18 months after the date of the Significant Change, Mr. Adamson may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Adamson an amount equal to two times the annual salary then in effect.

An employment agreement dated January 1, 2002, the Company engaged the services of William J. Cavalluzzo as Vice-President, Investor Relations of the Company, under which he initially received a salary of $60,000 per annum which was increased to $130,000 effective January 1, 2005 and to $143,000 on January 1, 2008.  This employment agreement has a term of three years and automatically is renewed for further terms of one year unless notice is given to terminate the agreement by either party.  This agreement also provides that in the event of a Significant Change, then at the option of Mr. Cavalluzzo exercisable at any time within 6 months after the date of the Significant Change, Mr. Cavalluzzo may elect to continue to be employed by the Company or give notice of termination, in which event the Company shall pay Mr. Cavalluzzo an amount equal to two times the annual salary then in effect.

An employment agreement dated September 12, 2005, the Company engaged the services of Robert Lewis as Chief Financial Officer of the Company, under which he received a salary of $100,000 per annum which was increased to $120,000 on July 1, 2006 and $181,500 on January 1, 2008.  This employment agreement has a term of three years and automatically is renewed for further terms of one year unless notice is given to terminate the agreement by either party.  This employment agreement provides that in the event of a Significant Change, then at the option of Mr. Lewis exercisable at any time within 6 months after the date of the Significant Change, Mr. Lewis may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Lewis an amount equal to two times the annual salary then in effect.

An employment agreement dated June 18, 2007, the Company engaged the services of Matthew C. Wunder as Vice President of Exploration of the Company, under which he received a salary of $165,000 per annum, which was increased to $181,500 on January 1, 2008.  This employment agreement has a term of two years and automatically is renewed for a further term of one year unless notice is given to terminate the agreement by either party.  This employment agreement provides that in the event of a Significant Change, then at the option of Mr. Wunder exercisable at any time within 6 months after the date of the Significant Change, Mr. Wunder may elect to continue to be employed by the Company or give notice of termination in which event the Company shall pay Mr. Wunder an amount equal to two times the annual salary then in effect.

An Amended and Restated Shareholder Rights Plan Agreement made as of June 14, 2006 between the Company and Computershare Investor Services Inc. as Rights Agent, the Company adopted an Amended and Restated Shareholder Rights Plan to update and replace the Shareholder Rights Plan which the Company originally adopted in 2002.  See the Company’s Material Change report dated June 16, 2006 and filed on SEDAR.

An Amended and Restated Arrangement Agreement amended and restated as of November 22, 2006 and effective as of July 6, 2006 the Company transferred all its interests in its Newfoundland properties and Africo Resources Ltd. shares to two new companies and distributed the shares of the new companies to Rubicon’s shareholders.

An Agreement for the Purchase and Sale of Mineral Interest and Financing of Rubicon, dated May 18, 2007, between the Company and Robert McEwen et al, the Company agreed to purchase the Company’s Alaska and Nevada Properties and conduct a unit offering of common shares and warrants.

On November 18, 2008 the Company entered into an agreement with GMP Securities L.P. and a syndicate of agents including Research Capital Corporation and TD Securities Inc. in connection with a “best efforts” private placement of up to 4,500,000 flow-through common shares (“Flow-Through Shares”) at an issue price of $1.35 per Flow-Through Share for proceeds of up to $6,075,000 and up to 5,500,000 common shares (“Common Shares”) at $1.10 per Common Share for proceeds of up to $6,050,000.

Names and Interests of Experts

The following persons, firms and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company.

Name	Description	Interest in the Company
DeVisser Gray LLP, Chartered Accountants	Provided an auditor’s report dated March 31, 2009 in respect of the Company’s consolidated financial statements for the year ended December 31, 2008.	Nil
Robert Thomas, Jr. CPG
A “Qualified Person” for the purpose of National Instrument 43-101, prepared the “Form 43-101F1 Technical Report on the Exploration Activities of Rubicon Minerals Corporation on the Phoenix Property, Red Lake, Ontario for the period January 2006 to October 2008, NTS 52N/04” dated January 9, 2009
Nil
Terry Bursey, B.Sc., P.Geo.
A “Qualified Person” for the purpose of National Instrument 43-101, prepared or supervised the preparation of the technical information on the Company’s Red Lake properties in this AIF and MD&A’s filed during and in respect of 2008 and is an employee of the Company.
205,000 stock options and less than 1% of outstanding common shares

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com including the following:

Additional information, including particulars of directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Information Circular prepared in respect of its most recent annual meeting.

Additional financial information is provided in the Company’s annual consolidated financial statements and management discussion & analysis for the year ended December 31, 2008.

For copies of this Annual Information Form and the materials listed in the preceding paragraphs please contact:

Rubicon Minerals Corporation

Suite 1540 - 800 West Pender Street,

Vancouver, B.C.,

V6C 2V6

Robert G. Lewis, CFO

Telephone: (604) 623-3333

Facsimile: (604) 623-3355